UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

                                     DOUBLE HULL TANKERS, INC.
(Name of Issuer)

                                                   Common Stock
 (Title of Class of Securities)

                Y21110104

(CUSIP Number)

                                                     June 27, 2007
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [  ]  Rule 13d-1(b)

               [  ]  Rule 13d-1(c)

               [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No.: Y21110104                                                                                 Page 2 of 6 Pages
____________________________________________________________________________

1.     Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

                     OSG INTERNATIONAL, INC.

____________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group

        (a) [  ]

        (b) [  ]
____________________________________________________________________________

3.     SEC Use Only
____________________________________________________________________________

4.     Citizenship or Place of Organization       The Republic of the Marshall Islands
____________________________________________________________________________

                                            5.     Sole Voting Power                     0
Number of                           .................................................................
Shares                                 6.     Shared Voting Power                0
Beneficially                          .................................................................
Owned by Each                   7.     Sole Dispositive Power             0
Reporting                             .................................................................
Person With                         8.     Shared Dispositive Power         0
____________________________________________________________________________

9.     Aggregate Amount Beneficially Owned by Each Reporting Person            0
____________________________________________________________________________

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                [  ]
____________________________________________________________________________

11.     Percent of Class Represented by Amount in Row (9)                               0
____________________________________________________________________________

12.     Type of Reporting Person: (See Instructions)                                           CO
____________________________________________________________________________

SCHEDULE 13G

CUSIP No.: Y21110104                                                                                 Page 3 of 6 Pages
____________________________________________________________________________

1.     Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

                     OVERSEAS SHIPHOLDING GROUP, INC.
____________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group

        (a) [  ]

        (b) [  ]
____________________________________________________________________________

3.     SEC Use Only
____________________________________________________________________________

4.     Citizenship or Place of Organization       Delaware
____________________________________________________________________________

                                            5.     Sole Voting Power                     0
Number of                           .................................................................
Shares                                 6.     Shared Voting Power                0
Beneficially                          .................................................................
Owned by Each                   7.     Sole Dispositive Power             0
Reporting                             .................................................................
Person With                         8.     Shared Dispositive Power         0
____________________________________________________________________________

9.     Aggregate Amount Beneficially Owned by Each Reporting Person            0
____________________________________________________________________________

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                [  ]
____________________________________________________________________________

11.     Percent of Class Represented by Amount in Row (9)                               0
____________________________________________________________________________

12.     Type of Reporting Person: (See Instructions)                                           CO
____________________________________________________________________________

SCHEDULE 13G

CUSIP No.: Y21110104                                                                                 Page 4 of 6 Pages
____________________________________________________________________________

Item 1(a).     Name of Issuer:

The name of the issuer is Double Hull Tankers, Inc. (the "Issuer" or the "Company").

Item 1(b).     Address of the Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 26 New Street, St. Helier, Jersey JE23RA, the Channel Islands.

Item 2(a).     Name of Person Filing:

This statement is filed by:

                     (i)         OSG International, Inc. ("OIN"); and

                     (ii)        Overseas Shipholding Group, Inc. ("OSG")

Item 2(b).     Address of Principal Business Office, or, if None, Residence:

The address of the registered office of OIN is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The address of the principal office of OSG is 666 Third Avenue, 5th Floor, New York, New York 10017, U.S.A.

Item 2(c).     Citizenship:

OIN is a corporation organized under the laws of the Republic of the Marshall Islands. OSG is a corporation organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

The title and class of securities is common stock, par value $.01 per share (the "Common Stock")

Item 2(e).     CUSIP Number:

The CUSIP Number of the Common Stock is: Y21110104

SCHEDULE 13G

CUSIP No.: Y21110104                                                                                 Page 5 of 6 Pages
____________________________________________________________________________

Item 3.          If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)      [   ]     Broker or dealer registered under Section 15 of the Act,

(b)      [   ]     Bank as defined in Section 3(a) (6) of the Act,

(c)      [   ]     Insurance company as defined in Section 3(a) (19) of the Act,

(d)      [   ]     Investment company registered under Section 8 of the Investment
                     Company Act of 1940,

(e)      [   ]     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)      [   ]     An employee benefit plan or endowment fund in accordance with
                    Rule 13d-1(b) (1) (ii) (F),

(g)      [   ]     A parent holding company or control person in accordance with
                    Rule 13d-1(b) (1) (ii) (G),

(h)      [   ]     A savings association as defined in Section 3(b) of the Federal Deposit
                    Insurance Act,

(i)      [   ]     A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940,

(j)      [   ]     Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Item 4.        Ownership:

In underwritten registered public offerings of shares of common stock in January 2007 and June 2007, OIN sold a total of 13,351,500 shares of Common Stock. As of June 27, 2007, OIN no longer owned any shares of Common Stock. OSG, directly and indirectly, owns all of the capital stock of OIN and does not own any shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ X ]

SCHEDULE 13G

CUSIP No.: Y21110104                                                                                 Page 6 of 6 Pages
____________________________________________________________________________

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

                       Not Applicable.

Item 7.     Identification and Classification of the Subsidiary which Acquired the
                Security Being Reported on By the Parent Holding Company:

                       Not Applicable.

Item 8.     Identification and Classification of Members of the Group:

                                 Not Applicable.

Item 9.      Notice of Dissolution of Group:

                                 Not Applicable.

Item 10.     Certification:

                                 Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the unsigned certify that the information set forth in this statement is true, complete and correct.
Date: June 29, 2007	OSG INTERNATIONAL, INC.

By: /s/James I. Edelson
Name: James I. Edelson Title: Vice President and Secretary

Date: June 29, 2007	OVERSEAS SHIPHOLDING GROUP, INC.

By: /s/Myles R. Itkin
Name: Myles R. Itkin Title: Executive Vice President, Chief Financial Officer and Treasurer